Exhibit 99.1

X Financial Reports Second Quarter 2021 Unaudited Financial Results

SHENZHEN, China, August 9, 2021 /PRNewswire/ -- X Financial (NYSE: XYF) (the "Company" or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Total net revenue in the second quarter of 2021 was RMB932.4 million (US$144.4 million), representing an increase of 140.4% from RMB387.9 million in the same period of 2020.

•	Income from operations in the second quarter of 2021 was RMB337.7 million (US$52.3 million), compared with loss from operations of RMB341.5 million in the same period of 2020.

•	Net income attributable to X Financial shareholders in the second quarter of 2021 was RMB223.2 million (US$34.6 million), compared with net loss attributable to X Financial shareholders of RMB343.7 million in the same period of 2020.

•	Non-GAAP[1] adjusted net income attributable to X Financial shareholders in the second quarter of 2021 was RMB241.9 million (US$37.5 million), compared with Non-GAAP adjusted net loss attributable to X Financial shareholders of RMB325.9 million in the same period of 2020.

•	Net income per basic and diluted American depositary share (“ADS”) [2] in the second quarter of 2021 was RMB4.02 (US$0.62) and RMB3.96 (US$0.61), compared with net loss per basic and diluted ADS of RMB6.42 and RMB6.42, respectively, in the same period of 2020.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the second quarter of 2021 was RMB4.38 (US$0.68), and RMB4.26 (US$0.66), compared with Non-GAAP adjusted net loss per basic and diluted ADS of RMB6.12 and RMB6.12, respectively, in the same period of 2020.

Second Quarter 2021 Operational Highlights

•	The total loan facilitation amount[3] in the second quarter of 2021 was RMB12,835 million, representing an increase of 108.6% from RMB6,153 million in the same period of 2020 and an increase of 18.2% from RMB10,855 million in the previous quarter. Xiaoying Credit Loan[4] accounted for 100.0% of the Company’s total loan facilitation amount in the second quarter of 2021, compared with 74.5% in the same period of 2020.

1 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) attributable to X Financial shareholders, (iii) adjusted net income (loss) per basic ADS, and (iv) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense and income (loss) from investments in VC funds. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for-3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

3 Represents the total amount of loans that X Financial facilitated during the relevant period.

4 Xiaoying Credit Loan is a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan and other unsecured loan products we introduce from time to time.

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•	The total outstanding loan balances[5] as of June 30, 2021 was RMB20,504 million, compared with RMB10,814 million as of June 30, 2020 and RMB16,589 million as of March 31, 2021.

•	The delinquency rates for all outstanding loans that are past due for 31-60 days as of June 30, 2021 was 0.77%, compared with 0.82% as of March 31, 2021 and 1.80% as of June 30, 2020.

•	The number of cumulative borrowers[6] was 7.5 million as of June 30, 2021.

•	Total cumulative registered users reached 61.8 million as of June 30, 2021.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are very pleased to deliver another strong quarter of operational and financial results. In the second quarter, total loan facilitation amount hit a historical high since our inception and our bottom line continued to maintain strong growth momentum on both a year-over-year and quarter-over-quarter basis, in line with our guidance.”

“During the quarter, we reduced the fees we charged for our loan facilitation service, which matches institutional funding partners with borrowers, as well as lowered the weighted average total borrowing cost for our loan products to attract and retain borrowers. With the effective management of our cost control policy, we continued to maintain strong momentum of profitable growth.”

“On the regulatory front, in April, the National People’s Congress Standing Committee released a second draft of the Personal Information Protection Law for public comments, demonstrating that the Chinese government is determined to strengthen user data security and privacy protection. We have always placed a high value on user data protection and continue to improve our self-regulated internal mechanism. We continue to closely monitor regulatory developments, and adjust our strategies and services in compliance with government policies and evolving market trends.”

“In conclusion, we are encouraged by the solid progress we made during the first half of the year and will continue to execute our proven strategy to drive sustainable long-term growth. We expect to commence operation of our microcredit business in the third quarter of 2021. Consumer confidence in China’s economy has continued to trend upward, and we see rising demand for consumer finance solutions. We are confident of leveraging our technology and service capabilities to capture the vast opportunities ahead and bring more valuable returns to our shareholders.”

Mr. Kent Li, President of the Company, added, “During the second quarter, our total loan facilitation amount reached RMB12.8 billion, an increase of 108.6% year-over-year and 18.2% quarter-over-quarter. This was mainly driven by the strong growth in the loan facilitation amount of Xiaoying Card Loan, which increased 180.1% year-over-year and 18.2% quarter-over-quarter. Xiaoying Card Loan has contributed 100% of our total loan facilitation amount since the first quarter of 2021. As of June 30, 2021, the total outstanding loan balance of Xiaoying Card Loan reached RMB20.4 billion, an increase of 24.9% compared with the previous quarter.”

“Recently, the Chinese government has been gradually introducing guiding principles for lower lending rates to the market to stimulate economic growth, which is expected to put some pressure on our revenues. For the second half of the year, we will continue to be fully compliant but will mitigate policy pressures by devising feasible solutions with our institutional funding partners. At the same time, we remain in active negotiations with existing funding partners to reduce funding costs, and our team continues to improve our risk management capabilities and take proactive measures on cost control.”

5 Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off Xiaoying Housing Loans delinquent for more than 60 days and such loans are included in the calculation of delinquency rate by balance.

6 Represents borrowers who made at least one transaction during that period from the commencement of the Company’s loan facilitation business to a certain date on the Company’s platform.

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Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We continued to deliver strong financial performance during the second quarter. Total net revenue increased 140.4% year-over-year to RMB932.4 million. With a combination of effective cost control and increasing economies of scale, our net income further improved to RMB223.2 million from a net loss of RMB343.6 million in the same period of last year and a net income of RMB192.8 million in the previous quarter.”

“We continue to experience steady improvement in our asset quality. As of June 30, 2021, the delinquency rates for all outstanding loans that are past due for 31-60 days was 0.77%, a decrease from 0.82% as of March 31, 2021 and 1.80% as of June 30, 2020, a clear demonstration of our risk management capabilities and premium borrower base. We also continued to strengthen cooperation with third-party financial guarantee companies during the quarter, whereby the proportion of loan amounts facilitated that was covered by these financial guarantee companies increased to 49.8% from 48.1% in the previous quarter.”

“Moving forward, we will continue to invest in the development of our technology capabilities, further improve operational efficiency and expand cooperation with more institutional funding partners. We expect to maintain the growth momentum in our operational performance in the third quarter.”

Second Quarter 2021 Financial Results

Total net revenue in the second quarter of 2021 increased by 140.4% to RMB932.4 million (US$144.4 million) from RMB387.9 million in the same period of 2020, primarily due to an increase in the total loan facilitation amount of Xiaoying Card Loan this quarter compared with the same period of 2020.

Loan facilitation service fees under the direct model in the second quarter of 2021 increased by 251.5% to RMB694.7 million (US$107.6 million) from RMB197.6 million in the same period of 2020, primarily due to an increase in the amount of Xiaoying Card Loan facilitated through the direct model compared with the same period of 2020, as a result of our improved ability to attract and retain more borrowers with better credit scores.

Loan facilitation service fees under the intermediary model in the second quarter of 2021 decreased by 98.5% to RMB0.02 million (US$0.003 million), compared with RMB1.2 million in the same period of 2020, primarily due to the fact that substantially all of the institutional funding partners invested their funds in the loans facilitated under the direct model and/or the trust model, depending on their investment strategies.

Post-origination service fees in the second quarter of 2021 increased by 49.0% to RMB72.7 million (US$11.3 million) from RMB48.8 million in the same period of 2020, as a result of the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

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Financing income in the second quarter of 2021 increased by 16.7% to RMB149.0 million (US$23.1 million) from RMB127.7 million in the same period of 2020, primarily due to a change in the product mix resulting from an increase in revenue generated by Xiaoying Card Loan this quarter compared with the same period of 2020, which carried a higher service fee rate; and also partially offset by a decrease in average loan balances held by the Company. These loans do not qualify for sales accounting, and the service fees are recognized as financing income over the life of the underlying financing using the effective interest method.

Other revenue in the second quarter of 2021 increased by 27.6% to RMB15.9 million (US$2.5 million) from RMB12.5 million in the same period of 2020, primarily due to an increase in referral service fee for introducing borrowers to other platforms and technology service fees received for providing assistant technology development services.

Origination and servicing expenses in the second quarter of 2021 increased by 1.7% to RMB520.9 million (US$80.7 million) from RMB512.4 million in the same period of 2020, primarily due to the increase in commission fees resulting from the increased total loan facilitation amount in this quarter compared with the same period of 2020, and partially offset by the decline in collection expenses resulting from the decrease in delinquency rate. Meanwhile, to better reflect the origination and servicing expenses incurred in connection with the loans facilitated through the Consolidated Trusts, the management fees paid to third-party trust companies, amounting to RMB5.2 million compared with RMB15.7 million in the same period of 2020, have been reclassified from general and administrative expenses to origination and servicing expenses. The comparative figures have been reallocated to conform with the current period’s classification.

General and administrative expenses in the second quarter of 2021 decreased by 25.9% to RMB44.0 million (US$6.8 million) from RMB59.4 million in the same period of 2020, primarily due to a continuing cost reduction in general and administrative expenses.

Sales and marketing expenses in the second quarter of 2021 decreased by 63.2% to RMB5.5 million (US$0.9 million) from RMB15.1 million in the same period of 2020, primarily due to a continuing cost reduction in promotional and advertising activities.

Provision for accounts receivable and contract assets in the second quarter was RMB25.2 million (US$3.9 million) compared with RMB28.3 million in the same period of 2020, primarily due to a decrease in the average estimated default rate compared with the same period of 2020, and partially offset by an increase in accounts receivable from facilitation services as a result of the increase in total loan facilitation amount in the second quarter of 2021.

Reversal of provision for loans receivable in the second quarter of 2021 was RMB1.1 million (US$0.2 million), compared with provision for loans receivable of RMB110.5 million in the same period of 2020, primarily due to a decrease in the average estimated default rate compared with the same period of 2020.

Income from operations in the second quarter of 2021 was RMB337.7 million (US$52.3 million), compared with loss from operation of RMB341.5 million in the same period of 2020.

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Income before income taxes and gain from equity in affiliates in the second quarter of 2021 was RMB279.9 million (US$43.3 million), compared with loss before income taxes and gain from equity in affiliates of RMB387.8 million in the same period of 2020.

Income tax expense in the second quarter of 2021 was RMB57.9 million (US$9.0 million), compared with income tax benefit of RMB43.3 million in the same period of 2020.

Net income attributable to X Financial shareholders in the second quarter of 2021 was RMB223.2 million (US$34.6 million), compared with net loss attributable to X Financial shareholders of RMB343.7 million in the same period of 2020.

Non-GAAP adjusted net income attributable to X Financial shareholders in the second quarter of 2021 was RMB241.9 million (US$37.5 million), compared with Non-GAAP adjusted net loss attributable to X Financial shareholders of RMB325.9 million in the same period of 2020.

Net income per basic and diluted ADS in the second quarter of 2021 was RMB4.02 (US$0.62), and RMB3.96 (US$0.61), compared with net loss per basic and diluted ADS of RMB6.42 and RMB6.42 in the same period of 2020.

Non-GAAP adjusted net income per basic and diluted ADS in the second quarter of 2021 was RMB4.38 (US$0.68), and RMB4.26 (US$0.66), compared with Non-GAAP adjusted net loss per basic and diluted ADS of RMB6.12 and RMB6.12 in the same period of 2020.

Cash and cash equivalents was RMB1,183.9 million (US$183.4 million) as of June 30, 2021, compared with RMB799.8 million as of March 31, 2021.

Business Outlook

For the third quarter of 2021, the Company expects total loan facilitation amount to be in the range of RMB14.5 billion to RMB15.5 billion and net income attributable to X Financial’s shareholders to be no less than RMB230 million. This forecast reflects the Company's current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on August 10, 2021 (7:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

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Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 17, 2021:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10159325

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate loans to prime borrowers under a robust risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes investment income and share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

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For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

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Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	746,388	1,183,853	183,355
Restricted cash	852,134	631,008	97,731
Accounts receivable and contract assets, net of allowance for doubtful accounts	413,307	733,095	113,542
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	1,236,026	1,230,339	190,555
Loans at fair value	1,585,732	746,013	115,543
Deposits to institutional cooperators, net	907,923	1,293,685	200,366
Prepaid expenses and other current assets, net	403,779	394,348	61,077
Financial guarantee derivative	297,928	-	-
Deferred tax assets, net	605,653	472,815	73,230
Long term investments	295,615	284,306	44,033
Property and equipment, net	11,137	8,053	1,247
Intangible assets, net	37,440	36,653	5,677
Loan receivable from Xiaoying Housing Loans, net	47,490	28,238	4,374
Investments in VC funds	-	67,932	10,521
Short-term investment	6,000	30,000	4,646
Other non-current assets	51,458	41,078	6,362
TOTAL ASSETS	7,498,010	7,181,416	1,112,259

LIABILITIES
Payable to investors at fair value	1,914,184	1,061,569	164,416
Payable to institutional funding partners	1,460,395	1,284,456	198,937
Guarantee liabilities	9,790	667	103
Financial guarantee derivative	130,442	512,495	79,375
Short-term bank borrowings	350,545	175,050	27,112
Accrued payroll and welfare	34,781	27,511	4,261
Other tax payable	73,077	137,466	21,291
Income tax payable	75,917	40,210	6,228
Deposit payable to channel cooperators	21,472	21,012	3,254
Accrued expenses and other liabilities	323,748	377,668	58,493
Other non-current liabilities	27,615	16,918	2,620
TOTAL LIABILITIES	4,421,966	3,655,022	566,090

Commitments and Contingencies
Equity:
Common shares	203	207	32
Additional paid-in capital	3,068,045	3,110,092	481,692
Retained earnings (accumulated deficit)	(14,551)	401,508	62,186
Other comprehensive income	21,059	14,587	2,259
Total X Financial shareholders' equity	3,074,756	3,526,394	546,169
Non-controlling interests	1,288	-	-
TOTAL EQUITY	3,076,044	3,526,394	546,169

TOTAL LIABILITIES AND EQUITY	7,498,010	7,181,416	1,112,259

X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	197,626	694,693	107,594	443,587	1,386,773	214,784
Loan facilitation service-Intermediary Model	1,218	18	3	38,231	161	25
Post-origination service	48,825	72,738	11,266	112,938	132,403	20,507
Financing income	127,729	149,006	23,078	302,346	280,458	43,437
Other revenue	12,470	15,912	2,464	19,760	38,921	6,028
Total net revenue	387,868	932,367	144,405	916,862	1,838,716	284,781

Operating costs and expenses:
Origination and servicing	512,375	520,874	80,673	921,576	1,093,376	169,342
General and administrative	59,415	44,037	6,820	145,021	86,571	13,408
Sales and marketing	15,084	5,547	859	26,897	10,072	1,560
Provision for accounts receivable and contract assets	28,259	25,228	3,907	110,375	42,482	6,580
(Reversal of) provision for loans receivable	110,535	(1,093)	(169)	153,366	25,496	3,949
(Reversal of) provision for contingent guarantee liabilities	3,714	(24)	(4)	21,590	(24)	(4)
(Reversal of) provision for credit losses on deposits to institutional cooperators	-	78	12	-	(8,174)	(1,266)
Provision for credit losses for other financial assets	-	-	-	9,597	-	-
Total operating costs and expenses	729,382	594,647	92,098	1,388,422	1,249,799	193,569

Income (loss) from operations	(341,514)	337,720	52,307	(471,560)	588,917	91,212
Interest income (expense), net	3,784	7,278	1,127	10,237	9,608	1,488
Foreign exchange gain (loss)	12	3,768	584	(72)	2,194	340
Income (loss) from investments in VC funds	-	(224)	(35)	-	3,415	529
Fair value adjustments related to Consolidated Trusts	(14,309)	(7,729)	(1,197)	(46,660)	(7,678)	(1,189)
Change in fair value of financial guarantee derivative	(39,521)	(61,889)	(9,585)	(117,042)	(95,616)	(14,809)
Other income (loss), net	3,755	942	146	8,991	7,102	1,100

Income (loss) before income taxes and gain from equity in affiliates	(387,793)	279,866	43,347	(616,106)	507,942	78,671

Income tax benefit (expense)	43,334	(57,889)	(8,966)	74,487	(95,110)	(14,731)
Gain from equity in affiliates, net of tax	841	1,243	193	1,661	3,227	500
Net income (loss)	(343,618)	223,220	34,574	(539,958)	416,059	64,440
Less: net income attributable to non-controlling interests	49	-	-	48	-	-
Net income (loss) attributable to X Financial shareholders	(343,667)	223,220	34,574	(540,006)	416,059	64,440

Net income (loss)	(343,618)	223,220	34,574	(539,958)	416,059	64,440
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(1,906)	(11,598)	(1,796)	10,209	(6,472)	(1,002)
Comprehensive income (loss)	(345,524)	211,622	32,778	(529,749)	409,587	63,438
Less: comprehensive income attributable to non controlling interests	49	-	-	48	-	-
Comprehensive income (loss) attributable to X Financial shareholders	(345,573)	211,622	32,778	(529,797)	409,587	63,438

Net income (loss) per share—basic	(1.07)	0.67	0.10	(1.68)	1.27	0.20
Net income (loss) per share—diluted	(1.07)	0.66	0.10	(1.68)	1.24	0.19

Net income (loss) per ADS—basic	(6.42)	4.02	0.62	(10.08)	7.62	1.18
Net income (loss) per ADS—diluted	(6.42)	3.96	0.61	(10.08)	7.44	1.15

Weighted average number of ordinary shares outstanding—basic	320,806,405	330,785,047	330,785,047	320,737,174	327,743,729	327,743,729
Weighted average number of ordinary shares outstanding—diluted	320,806,405	339,695,992	339,695,992	320,737,174	336,654,674	336,654,674

X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income (loss)	(343,618)	223,220	34,574	(539,958)	416,059	64,440
Less: Income (loss) from investments in VC funds (net of tax of nil)	-	(224)	(35)	-	3,415	529
Add: Share-based compensation expenses (net of tax of nil)	17,754	18,438	2,856	54,156	41,287	6,395
Non-GAAP adjusted net income (loss)	(325,864)	241,882	37,465	(485,802)	457,346	70,835

Net income (loss) attributable to X Financial shareholders	(343,667)	223,220	34,574	(540,006)	416,059	64,440
Less: Income (loss) from investments in VC funds (net of tax of nil)	-	(224)	(35)	-	3,415	529
Add: Share-based compensation expenses (net of tax of nil)	17,754	18,438	2,856	54,156	41,287	6,395
Non-GAAP adjusted net income (loss) attributable to X Financial shareholders	(325,913)	241,882	37,465	(485,850)	460,761	71,364

Non-GAAP adjusted net income (loss) per share—basic	(1.02)	0.73	0.11	(1.51)	1.41	0.22
Non-GAAP adjusted net income (loss) per share—diluted	(1.02)	0.71	0.11	(1.51)	1.37	0.21

Non-GAAP adjusted net income (loss) per ADS—basic	(6.12)	4.38	0.68	(9.06)	8.46	1.31
Non-GAAP adjusted net income (loss) per ADS—diluted	(6.12)	4.26	0.66	(9.06)	8.22	1.27

Weighted average number of ordinary shares outstanding—basic	320,806,405	330,785,047	330,785,047	320,737,174	327,743,729	327,743,729
Weighted average number of ordinary shares outstanding—diluted	320,806,405	339,695,992	339,695,992	320,737,174	336,654,674	336,654,674